SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 12, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice concerning the establishment of a reinsurance subsidiary

2.	Announcement regarding the cancellation of shares held by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

March 12, 2007	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

March 12, 2007

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Notice concerning the establishment of a reinsurance subsidiary

Millea Holdings, Inc. (the “Company”) announced that it has determined to establish a reinsurance subsidiary “Tokio Marine Bluebell Re Limited” in the Isle of Man jointly with JPMorgan Chase.

Tokio Marine Bluebell Re Limited provides reinsurance coverage for guaranteed payments of death benefits and annuities in connection with variable annuity insurance offered by the Company’s subsidiary, Tokio Marine & Nichido Financial Life Co., Ltd. Tokio Marine Bluebell Re Limited will be established in order to control the risks associated with the guaranteed payment obligations of Tokio Marine & Nichido Financial Life Co., Ltd. by utilizing derivatives-based strategies through the integration of advanced financial technologies of JPMorgan Chase and the insurance risk control expertise possessed by the Company. This enables Tokio Marine & Nichido Financial Life Co., Ltd. to enhance its ability to offer variable annuity insurance to its customers.

Additionally, Tokio Marine Bluebell Re Limited intends in the future to offer reinsurance covering underlying variable annuity insurance underwritten by insurance companies outside of the Millea group.

The establishment of Tokio Marine Bluebell Re Limited is subject to the approval by the relevant authorities.

Profile of Tokio Marine Bluebell Re Limited:

(1) Location: The Isle of Man

(2) Date of Establishment: Scheduled for the end of March 2007

(3) Business Operations:	Offering reinsurance coverage for guaranteed payments in connection with variable annuity insurance

(4) Fiscal Year End: December 31

(5) Number of Directors: Seven

(6) Capital Stock: Approximately 10 billion yen at the inception

(7) Major Shareholders and Shareholding Percentages:

The Company: 90.1%

Aldermanbury Investments Limited: 9.9%

(Wholly-owned subsidiary of JPMorgan Chase & Co.)

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Item 2

(English translation)

March 12, 2007

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Announcement regarding the cancellation of shares held by the Company

Millea Holdings, Inc. (the “Company”) announced that on March 12, 2007 its board of directors approved the cancellation of shares held by the Company as treasury stock, pursuant to Article 178 of the Corporation Law, as detailed below.

Details of the cancellation of shares

(a)	Class of shares to be cancelled:

Common stock of Millea Holdings, Inc.

(b)	Number of shares to be cancelled:

19,000,000 shares.

(c)	Scheduled date of the cancellation:

March 19, 2007.

(d)	Number of issued shares (including treasury stock) after the cancellation:

824,524,375 shares.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213